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                                                                      EXHIBIT 15


PRECISION CASTPARTS CORP. AND WYMAN-GORDON COMPANY ANNOUNCE
EXTENSION OF TENDER OFFER FOR WYMAN-GORDON COMPANY COMMON STOCK

PORTLAND, Oregon and GRAFTON, Massachusetts - November 1, 1999 - Precision Castparts Corp. (NYSE:PCP) and Wyman-Gordon Company (NYSE:WYG) today announced that the expiration date of the previously announced $20.00 per share cash tender offer by Precision Castparts Corp. subsidiary, WGC Acquisition Corp., for all outstanding shares of common stock of Wyman-Gordon Company has been extended until midnight, New York City time, on Tuesday, November 30, 1999; provided, however, that if the Federal Trade Commission (FTC) formally approves the Agreement Containing Consent Orders discussed below prior to November 15, 1999, the expiration date of the tender offer will be the date which is ten business days immediately following the announcement of such approval.

As previously announced, Precision Castparts Corp., Wyman-Gordon Company and the FTC staff have agreed on the terms of an Agreement Containing Consent Orders pursuant to which Precision Castparts Corp. and Wyman-Gordon Company would divest Wyman-Gordon's large cast parts operations in Groton, Connecticut, and its titanium casting operations located in Albany, Oregon. The FTC staff has recommended approval of the Agreement Containing Consent Orders by the FTC. There can be no assurances that the FTC will approve the Agreement Containing Consent Orders or as to the timing of any such approval.

As of November 1, 1999, approximately 29,850,000 shares of common stock of Wyman-Gordon Company had been tendered in the tender offer. This constitutes approximately 88.4% of Wyman-Gordon Company's outstanding shares as of the commencement of the tender offer.

Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. Wyman-Gordon Company is a leader in forgings, investment castings, and composite structures.

This press release contains forward-looking statements based on current expectations that are covered under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results and events related to the transaction may differ from those anticipated.

Contacts:    Dwight Weber, Precision Castparts Corp. - 503-417-4855
             Denis Poirier, Wyman-Gordon Company - 508-839-8224